CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

January 11, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Dear Ms. Hardy:

Re:	China Energy Corporation
Registration Statement on Form SB-2 – Amendment No. 5
Commission File No. 333-128608

Thank you for your letter and comments dated January 9, 2007. We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 5 to the Registration Statement on Form SB-2 for China Energy Corporation, the “Company”), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form SB2/A.

The corresponding answers to your questions are as follows:

General

1.	We have filed a consent letter from our independent accountant to use his audit report on Exhibit 23.1.

Directors, Executive Officers, Promoters and Control Persons

2.	We have disclosed the following:

We were incorporated by Peter Khean, a promoter of our Company wherein he prepared the necessary incorporation documents. Incorporation and related costs amounted to approximately $ 3,000. Mr. Khean is the President of Magnum Equities Group Inc, our agent for service which assists us in preparing the information required in the registration statement and also provides Edgarizing services. We do not have a contract with our agent for service. Fees are incurred on a predetermined rate, payable on a quarterly basis. We estimate total fees to be approximately $ 40,000. Please refer to “Other Expenses of Issuances and Distribution”.

Report of Registered Independent Public Accounting Firm

3.	The independent auditor’s report has been revised to address the restatement of the financial statement for the year ended November 30, 2005.

If you have any questions, please contact our US filing agent at (604) 697-8899. Thank you.

Yours truly,

China Energy Corporation

/s/ “WenXiang Ding”

WenXiang Ding,
President